SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

SECUREALERT, INC.
(Name of Issuer)

Common Stock, $0.0001par value
(Title of Class of Securities)

81373R 10 9

(CUSIP Number)

Advance Technology Investors, LLC
Attn:  Bernard Zicherman
154 Rock Hill Road
Spring Valley, New York  10977
(917) 968-3558

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

October 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R 10 9

(1)	Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons

Advance Technology Investors, LLC (“ATI”), EIN: 02-0629186

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]

(b)

(3)	SEC Use Only ___________________________________________________________

(4)	Source of Funds (See Instructions):

WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	89,413,200
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	89,413,200

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

89,413,200 shares of common stock.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

9.7% of Common Stock

(14)	Type of Reporting Person (See Instructions):

CO

Item 1.	Security and Issuer.

Name and address of principal executive offices of Issuer:

SecureAlert, Inc. (“SA,” or the “Issuer”) 150 West Civic Center Drive, Suite 400 Sandy, Utah 84070

Common Stock, $0.0001 par value

Item 2.	Identity and Background.

(a)	Name of person filing (each a “Reporting Person”):

Advance Technology Investors, LLC (“ATI”)

(b)	Residence or Business Address:

Advance Technology Investors, LLC 154 Rock Hill Road Spring Valley, New York 10977

(c)	Principal occupation or business:

Investing

(d)	Criminal proceedings:

During the last five years, no Reporting Person, nor any manager, executive officer, director or control person of a Reporting Person, has been convicted in any criminal proceeding.

(e)	Civil Proceedings:

During the last five years, no Reporting Person, nor any manager, executive officer, director or control person of a Reporting Person, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Place of Organization:

Delaware

Item 3.	Source and Amount of Funds or Other Consideration.

On or about October 1, 2012, ATI exercised its right to sell Five Thousand (5,000) shares of the Issuer’s Series D Preferred Stock (“SA Preferred Stock”) to Purizer Corporation.  ATI had invested in SecureAlert throughout the past ten years, primarily with ATI working capital.  Each share of SA Preferred Stock is convertible into six thousand (6,000) shares of Common Stock of SA.  As consideration for the purchase by Purizer of the SA Preferred Stock, ATI received cash, a promissory note, 8,257 shares of SA Preferred Stock owned by Purizer (convertible into 49,542,000 shares of Common Stock of the Issuer), and 4,559,942 shares of Common Stock of the Issuer owned by Purizer.  The 54,101,942 shares of Common Stock and Common Stock equivalents of the Issuer acquired by ATI from Purizer pursuant to this transaction are referred to herein as the “Settlement Shares.”  Upon acquiring the Settlement Shares, ATI became the beneficial owner of more than 5% of the outstanding class of Common Stock of the Issuer.

Item 4.	Purpose of the Transaction.

As stated in Item 3, ATI acquired the Settlement Shares in connection with its exercise of a contractual right to sell certain SA Preferred Stock to Purizer.  No Reporting Person has any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of October 1, 2012, ATI beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 89,413,200 shares of voting Common Stock of the Issuer, consisting of 9,050 shares of SA Preferred Stock held in the name of ATI, and 35,113,200 shares of the Issuer’s Common Stock held in the name of ATI. The aggregate shares represent approximately 9.7% of the voting Common Stock of the Company outstanding.

(b)	ATI has voting and dispositive power with respect to all shares of the Issuer’s Common Stock held in the name of ATI.

(c)	See the description in Item 3, above, with respect to recent transactions in shares of the Issuer’s Common Stock by the Reporting Persons.

(d)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December ___, 2012	Advance Technology Investors, LLC
By: ___________________________ Title: Bernard Zicherman, Member of the Board